POWELL GOLDSTEIN LLP
                     191 PEACHTREE STREET, N.E., 16TH FLOOR
                             ATLANTA, GEORGIA 30303
                                  404-572-6600
                                FAX 404-572-6999

                                                      Direct Dial:  404/572-6819
                                                         Email:  kkoops@pgfm.com


                                November 3, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:  Darlington  County  Bancshares,  Inc.
     Revised Schedule 13E-3; file no. 5-80015
     Revised Schedule 14A; file no. 0-30001
     Filed October 25, 2004

Ladies and Gentlemen:

     On behalf of our client, Darlington County Bancshares, Inc. (the "Company"), we are responding to the comments received from your office by letter dated November 1, 2004 with respect to the above-referenced Schedule 13E-3 and Schedule 14A. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. All page references (excluding those in the headings and the staff's comments) refer to pages of the marked copy of Amendment No. 2 to the Schedule 13E-3 or Amendment No. 2 to the Schedule 14A, as applicable, which are being filed concurrently and reflect the Company's responses to your comments.

Schedule 14A
------------

Alternatives Considered, page 9
-------------------------------

1. We note the revisions made in response to our previous comment number 9. Please supplementally support your statement that, based on "industry experience," you believe that shareholders of small community banks do not recognize maximum value in a sale.

     We have deleted the statement in question. (Page 9)

                                              Securities and Exchange Commission
                                                                November 3, 2004
                                                                          Page 2

Background of the Merger, page 10
---------------------------------

2. Please expand to discuss how the 100-share threshold was determined. It appears from the Triangle materials that the company also considered a 125-share threshold.

     We have expanded the fifth paragraph under "Special Factors-Background of the Merger" as requested. (Page 11)

Recommendation of the Board of Directors; Fairness of the Reorganization, page
------------------------------------------------------------------------------
20
--

3. We note your revision to our previous comment number 17. Please revise to clarify whether the filing persons made fairness determinations with regard to the unaffiliated shareholders who will be cashed out and those who will remain shareholders. While we note the factors considered as they relate to those groups, it remains unclear as to whether the filing persons made a determination with regard to each group. See Q&A 19 in Exchange Act Release No. 17719.

     We have clarified the filing persons' determinations as to each group in the first paragraph under "Special Factors-Recommendation of the Board of Directors; Fairness of the Reorganization," the first paragraph under "-Substantive Fairness," the last paragraph under "-Procedural Fairness," and the disclosure in "-Affiliates' Determination of Fairness of the Reorganization" and "-Determination by Interim and Other Filing Persons." (Pages 20, 21 and 25)

Determination by Interim and other Filing Persons, page 26
----------------------------------------------------------

4. To the extent any filing person is relying on the analysis of another to satisfy its obligations under Item 1014, the filing person must adopt the analysis of the other. Please revise to clarify.

     We have revised the disclosure under "Special Factors-Determination by Interim and Other Filing Persons" as requested. (Page 26)

Appendix C
----------

5. We note your response to our previous comment number 34, however, it remains unclear as to whether Triangle has consented to the references to it or the inclusion of the opinion. In this regard, we note that the penultimate paragraph indicates that "the[e] opinion may be included in its entirety in the Proxy of Darlington used to solicit stockholder approval of the Reorganization so long as any description of or reference to [Triangle] or th[e] opinion and the related analysis in such filing is in a form reasonably acceptable to" Triangle.

                                              Securities and Exchange Commission
                                                                November 3, 2004
                                                                          Page 3

     Triangle has revised the penultimate paragraph of its opinion to remove the qualification from its consent. (Page C-4)

                                      * * *

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at 404-572-6819. My fax number is 404-572-6999.

                                     Very truly yours,



                                     /s/ Katherine M. Koops

                                     For POWELL GOLDSTEIN LLP

KMK/jtc
::ODMA\PCDOCS\ATL\816602\1

cc:     Henry Funderburk (w/encl.)
        Bill Wagner (w/encl.)


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